FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF). 47.508.411/0001‐56

NOTICE TO THE MARKET

In view of the conclusion of the Exito Group Tender Offer and the imminent migration to the Novo Mercado, highest level of corporate governance segment of B3 S.A. – Brasil, Bolsa, Balcão, GPA hereby announces the following administrative changes, aiming to accelerate the processes and synergies gains in Latin America.

Jorge Faiçal, executive with over 25 years of experience, of which 12 years acting in different positions in the Group, and currently in charge of the commercial and digital areas of the Multivarejo unit will assume responsibility for the entire Multivarejo unit. Faiçal’s focus as Multivarejo’s President will be to improve operational performance, accelerate the digital transformation and promote the continuous review and adjustments to the portfolio, seeking increased profitability and sales growth. According to Ronaldo Iabrudi, Co-Vice-President of GPA´s Board of Directors, “Faiçal is experienced in all relevant areas of the Multivarejo and now, as unit President, will be able to accelerate the performance improvement taking advantage of both digital and portfolio repositioning strategies, notably in relation to the Extra banner hyper and supermarkets.”

Peter Paul Estermann will continue to serve as GPA CEO and will be responsible for the group's operations throughout Latin America. Peter's focus will be the integration of operations across the covered regions, the capture of synergies and to accelerate the platform digital transformation process.

Belmiro Gomes will remain as President of Assaí unit, responsible for the cash and carry operations, focused on expansion and profitability, in line with the store maturation process.

This structure will assure the improvement of Latin American operations performance and integration. According to Jean Charles Naouri, Chairman and CEO of the Casino Group, “this organization will accelerate capture of synergy gains by the group, increasing the expectation of economic gains with the integration of Exito's operations.”

São Paulo, January 14, 2020.

Isabela Cadenassi

Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 14, 2020	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Isabela Cadenassi Name: Isabela Cadenassi Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.